NEWS RELEASE
For Immediate Release
October 16, 2005
CanWest MediaWorks NZ Reports 11% EBITDA Increase for Fiscal 2005
Excellent results led by television lead to
dividend payment of NZ 2.3 cents per share
Winnipeg — CanWest Global Communications Corp. announced today that its 70% owned New Zealand media operation, CanWest MediaWorks (NZ) Limited, reported consolidated earnings before interest, income tax, depreciation and amortization (EBITDA) of NZ$68 million for the year ended August 31, 2005, an 11% improvement compared with pro forma combined EBITDA for the same period last year. Consolidated revenues increased by 9% to NZ$250 million compared to pro forma combined revenue of NZ$229 million in the same period last year.
Based upon these results, CanWest MediaWorks NZ declared a dividend of NZ 2.3 cents per share payable on November 10, 2005 to shareholders of record on October 28, 2005. CanWest will receive aggregate dividends of NZ$3.6 million.
For the fourth quarter of fiscal 2005, consolidated EBITDA increased 8% to NZ$17 million from pro forma combined EBITDA of NZ$15 million for the corresponding period the previous year. Consolidated revenue for the quarter was up 9% to NZ$65 million from the pro forma combined revenue of NZ$60 million for the corresponding period the previous year.
These results are reported in accordance with New Zealand GAAP and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest’s other media operations. Pro forma financial results for the prior fiscal periods reflect the combined results of CanWest TVWorks Limited and CanWest RadioWorks Limited on a basis comparable to the current year’s consolidated financial results for CanWest MediaWorks NZ.
TVWorks recorded EBITDA of NZ$37 million for the year ended August 31, 2005, an increase of 26% from the pro forma EBITDA of NZ$29 million recorded for the previous year. TVWorks’ revenues for the year were NZ$142 million, up 12% from one year ago. For the fourth quarter of 2005, TVWorks generated EBITDA of NZ$10 million, an increase of 18% from pro forma result for the same period last year. TVWorks’ revenues for the quarter were NZ$39 million up 13% from pro forma revenues for the fourth quarter of 2004.

RadioWorks recorded 6% revenue growth in Fiscal 2005 to NZ$108 million compared to a pro forma result of NZ$102 million in the prior year. RadioWorks’ EBITDA of NZ$34 million for the year was 4% higher than the pro forma result for the prior year. For the fourth quarter, RadioWorks recorded a 5% growth in revenues to NZ$26 million compared to the pro forma result for 2004. RadioWorks’ EBITDA of NZ$8 million was essentially flat to the fourth quarter result one year ago. RadioWorks’ EBITDA in 2005 was affected by costs associated with significant investments during the year, including the launch of a new radio network, Radio Live, and the re-branding a number of local radio stations under the More FM brand, all of which should contribute to added revenues and EBITDA in future years.
“These are excellent financial results for both our radio and television operations. The Company is performing well on all fronts,” said CanWest MediaWorks NZ’s Chair of the Board, Tom Strike. “It is particularly gratifying that these results were achieved while bearing costs associated with the launch of TV3’s flagship current affairs program Campbell Live, which enjoyed a very strong launch into the market in terms of audience response and revenue generation, and a number of significant re-branding initiatives at RadioWorks including the launch of a new nationwide network, Radio Live, all of which are important long term strategies for the Company,” added Mr. Strike.
“This superb performance was led by strong television ratings, revenues and EBITDA through the fourth quarter,” said CanWest MediaWorks NZ’s Chief Executive Officer, Brent Impey. “In the last week of the financial year TV3 made a significant move past the state broadcaster TVNZ and was the most watched television channel in the country for the key target audiences of 18-49 year olds, 25-54 year olds and household shoppers with children, a key demographic in New Zealand. This is an important milestone in TV3’s history. TVWorks’ 18% improvement in EBITDA in the fourth quarter was an impressive achievement, and both TV3 and C4 have gone from strength to strength,” added Mr. Impey. “C4 is making a positive EBITDA contribution, and that has been a significant turning point for the channel in this past financial year.”
TV3’s programming across its entire schedule performed very well. 3 News has had an impressive 12% lift in its target audience share in the last quarter of the 2005. 3 News is now the most watched television news program in New Zealand among 18-49 year olds in the five main urban markets.
Domestic programming also had an excellent year with hit show bro’town and new drama Outrageous Fortune both attracting strong audience numbers. Documentary series Inside New Zealand and consumer show Target have each shown consistency in strong audience appeal. Imported programs also attracted audiences with programs such as Rock Star: INXS and Rove Live, imported from CanWest’s Australian Network TEN, all doing well among New Zealanders.
“Growth in revenues from our radio operations was achieved during an active development year,” said Mr. Impey.” “Launching our contemporary news and talk format network, Radio Live, has been a significant undertaking. For the first time ever in New Zealand a new radio network was rolled out nationally on one day.” Mr. Impey also noted that RadioWorks also re-branded 16 local stations with the More FM brand, bringing the total number of More FM stations to 21, creating a powerful national radio brand and the promotional and marketing strength and efficiencies that comes with that.

Looking forward, Mr. Impey stated, “we believe that improved audience ratings for TV3 and C4 should more than offset any softening in the television advertising market in the first quarter of F2006. TV3 has, for strategic reasons, decided to increase its programming spend for the first quarter. This will have an impact on EBITDA for the quarter relative to the corresponding quarter last year but should not impact the annual position,” said Mr. Impey.
This news release contains comments or forward-looking statements that are based largely upon the Company’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.
CanWest MediaWorks (NZ) Limited (NZX: MWL, www.mediaworks.co.nz) is a public company listed on the New Zealand Stock Exchange.
CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com), an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in radio, conventional television, out-of-home advertising, specialty cable channels and Web sites in Canada, New Zealand, Australia, Ireland and the United Kingdom.
For more information, please contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com